UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ____)

B2Digital, Incorporated

(Name of Issuer)

COMMON STOCK, $0.00001 PAR VALUE PER SHARE

(Title of Class of Securities)

11777J403

(CUSIP Number)

Greg P. Bell

4522 West Village Drive

Suite 215

Tampa, FL 33624

(813) 961-3051

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 9, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1	name of reporting person Greg P. Bell i.r.s. identification no. of above person (entities only)
2	check the appropriate box if a member of a group* (A) ☐ (B) ☐
3	sec use only
4	source of funds* SC
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	citizenship or place of organization United States
number of shares beneficially owned by each reporting person	7	sole voting power 40,000,000 shares of Series B Preferred Stock, which are entitled to 360 votes per share (equal to 12,800,000,000 votes as of January 30, 2023).
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shared voting power

850,000 shares of Series A Preferred Stock, which are entitled to 240 votes per share (equal to 240,000,000 votes as of January 30, 2023)

141,045,200 shares of Common Stock, which are entitled to one vote per share (equal to 141,045,200 votes as of January 30, 2023).

	9	sole voting power 40,000,000 shares of Series B Preferred Stock, which are entitled to 360 votes per share (equal to 12,800,000,000 votes as of January 30, 2023).
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shared dispositive power

850,000 shares of Series A Preferred Stock, which are entitled to 240 votes per share (equal to 240,000,000 votes as of January 30, 2023)

141,045,200 shares of Common Stock, which are entitled to one vote per share (equal to 141,045,200 votes as of January 30, 2023).

11	aggregate amount beneficially owned by each reporting person 141,045,200 shares of Common Stock 850,000 shares of Series A Preferred Stock 40,000,000 shares of Series B Preferred Stock
12	check box if the aggregate amount in row (11) excludes certain shares*
13	percent of class represented by amount in row (11) 1.93% of shares of Common Stock 42.5% of shares of Series A Preferred Stock 100% of the shares of Series B Preferred Stock
14	type of reporting person* IN

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1	name of reporting person B2 Management Group LLC i.r.s. identification no. of above person (entities only) 81-5355289
2	check the appropriate box if a member of a group* (A) ☐ (B) ☐
3	sec use only
4	source of funds* SC
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	citizenship or place of organization United States
number of shares beneficially owned by each reporting person	7	sole voting power 0
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shared voting power

850,000 shares of Series A Preferred Stock, which are entitled to 240 votes per share (equal to 240,000,000 votes as of January 30, 2023)

141,045,200 shares of Common Stock, which are entitled to one vote per share (equal to 141,045,200 votes as of January 30, 2023).

	9	sole dispositive power 0
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shared dispositive power

850,000 shares of Series A Preferred Stock, which are entitled to 240 votes per share (equal to 240,000,000 votes as of January 30, 2023)

141,045,200 shares of Common Stock, which are entitled to one vote per share (equal to 141,045,200 votes as of January 30, 2023).

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aggregate amount beneficially owned by each reporting person

850,000 shares of Series A Preferred Stock, which are entitled to 240 votes per share (equal to 240,000,000 votes as of January 30, 2023)

141,045,200 shares of Common Stock, which are entitled to one vote per share (equal to 141,045,200 votes as of January 30, 2023).

12	check box if the aggregate amount in row (11) excludes certain shares*
13	percent of class represented by amount in row (11) 1.93% of shares of Common Stock 42.5% of shares of Series A Preferred Stock
14	type of reporting person* CO

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ITEM 1. SECURITY AND ISSUER.

This Schedule 13D Statement relates to shares of Common Stock, $0.00001 par value per share (the “Common Stock”), of B2Digital, Incorporated, a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 4522 West Village Drive, Suite 215, Tampa, FL 33624.

Neither the present filing nor anything contained herein shall be construed as an admission that any Reporting Person constitutes a “person” for any purpose other than for compliance with Section 13(d) of the Securities Exchange Act of 1934, as amended.

ITEM 2. IDENTITY AND BACKGROUND

This Schedule 13D Statement is being filed by Greg P. Bell, an individual, and B2 Management Group LLC, a limited liability company (the “Reporting Persons”). Mr. Bell controls B2 Management Group LLC, is an officer and director of the Issuer, and is a citizen of the United States.

The principal business address of the Reporting Persons is 4522 West Village Drive, Suite 215, Tampa, FL 33624.

During the last five years, neither of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or, (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

CEO Agreements

November 2017 Agreement

Effective November 24, 2017, the Issuer entered into an agreement with Mr. Bell as the Chairman of the Board and Chief Executive Officer & President. As compensation for Mr. Bell’s services pursuant to the terms of the agreement, the Issuer issued to B2 Management Group LLC a total of 30,000,000 shares of Common Stock.

November 2020 Renewal

Effective November 23, 2020, Mr. Bell renewed his agreement with the Issuer (upon terms substantially similar to those in the previous agreement). Pursuant to the new agreement, Mr. Bell is entitled to an annual salary of $120,000 and Mr. Bell was also issued 40,000,000 shares of the Company’s Series B Convertible Preferred Stock (the “Series B Preferred Stock”). Each share of Series B Preferred Stock was entitled to 20 votes per share.

As further compensation for Mr. Bell’s services to the Issuer, in connection with the Issuer’s acquisition activity, the Issuer issued B2 Management Group LLC an additional 60,000,000 shares of Common Stock as compensation for the completion of acquisitions.

Finally, pursuant to the terms of the agreement, the Issuer agreed to issue to B2 Management Group LLC an additional 30,000,000 shares of Common Stock within ten days of completion of each future acquisition by the Issuer of any MMA fight organization, whether pursuant to an equity or asset purchase, up to a total of five acquisitions subsequent to the previously-completed acquisitions (corresponding to a total aggregate amount of 150,000,000 shares that may be issued in connection with future acquisitions).

On July 30, 2021, an amendment to the Certificate of Designation for the Series B Preferred Stock was filed changing the voting rights from 20 votes per share to 80 votes per share.

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March 2022 Renewal

Effective March 1, 2022, the Issuer entered into the Chairman of the Board and Chief Executive Officer & President Agreement with Mr. Bell (upon terms substantially similar to those in the previous agreement). The agreement supersedes the previous agreement of the same title dated effective November 23, 2020.

On March 2, 2022, an amendment to the Certificate of Designation for the Series B Preferred Stock was filed changing the voting rights from 80 votes per share to 120 votes per share.

On January 30, 2023, an amendment to the Certificate of Designation for the Series B Preferred Stock was filed changing the voting rights from 120 votes per share to 360 votes per share.

ITEM 4. PURPOSE OF TRANSACTION

Except as disclosed below, the Reporting Persons have acquired beneficial ownership of the securities for investment purposes and will evaluate the investment in the securities on a continual basis. Except as disclosed above, the Reporting Persons have no plans or proposals that would relate to or would result in: the acquisition of additional securities of the Issuer or the disposition of presently-owned securities of the Issuer; any extraordinary corporate transaction involving the Issuer; a sale or transfer of a material amount of assets of the Issuer; any material change in the present capitalization or dividend policy of the Issuer; any material change in the operating policies or corporate structure of the Issuer; any change in the Issuer's charter or by-laws; the shares of the Issuer ceasing to be authorized to be quoted in the over-the-counter market; or causing the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934. The Reporting Persons, however, reserve the right, at a later date, to effect one or more of such changes or transactions in the number of shares they may be deemed to beneficially own.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Pursuant to Rule 13d-3(a), at the close of business on November 7, 2022, the Issuer had 2,310,607,184 shares of Common Stock issued and outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Commission on November 14, 2022. Of the total shares beneficially owned by the Reporting Persons, the Reporting Persons beneficially own 850,000 shares of Series A Preferred Stock and 40,000,000 shares of Series B Preferred Stock, and 141,045,200 shares of Common Stock, which constitutes approximately 84.31% of the outstanding voting control of the Issuer. The Reporting Persons have not effected any transactions in the Common Stock of the Issuer during the past 60 days, except as described in this Schedule 13D.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The disclosure in Items 2 and 3 is incorporated by reference herein.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.

	Incorporated by Reference				Filed Herewith
Exhibit Description	Form	File No.	Exhibit No.	Filing Date
Chairman of the Board and Chief Executive Officer & President Agreement Dated Effective March 1, 2022 with Greg P. Bell	10-K	000-11882	10.3	9/28/22
Certificate of Designation for Series A Convertible Stock	S-1	333-251846	3.2	12/31/20
Amendment to Certificate of Designation for Series A Convertible Preferred Stock Dated March 17, 2022	8-K	000-11882	3.1	3/23/22
Certificate of Designation for Series B Convertible Stock	S-1	333-251846	3.3	12/31/20
Amendment to Certificate of Designation for Series B Convertible Preferred Stock	8-K	000-11882	3.1	12/3/20
Amendment to Certificate of Designation for Series B Convertible Preferred Stock Filed August 25, 2021	8-K	000-11882	3.1	8/25/21
Amendment to Certificate of Designation for Series B Convertible Preferred Stock Dated February 24, 2022	8-K	000-11882	3.1	3/2/22
Amendment to Certificate of Designation for Series B Convertible Preferred Stock	8-K	000-11882	3.1	1/31/23

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2023	/s/ Greg P. Bell
Greg P. Bell

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